SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
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                                (Amendment No. 2)


                              GATEFIELD CORPORATION
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                                (Name of Issuer)


                     COMMON STOCK, $0.10 PAR VALUE PER SHARE
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                         (Title of Class of Securities)


                                  367339-10-8
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                                 (CUSIP Number)





                                Actel Corporation
                             955 East Arques Avenue
                               Sunnyvale, CA 94086
                             Attention: John C. East
                                 (408) 739-1010
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 May 31, 2000
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             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Actel Corporation
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
        N/A                                                            (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS
        WC
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        California
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                         7.       SOLE VOTING POWER

                                  1,812,774 (1)
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        None
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON
   WITH:                          1,812,774 (1)
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                      None
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,812,774 (1)
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES                                            [ ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        28.6% (2)
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14      TYPE OF REPORTING PERSON
        CO
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(1)      Consists  of  1,622,298  shares of Common  Stock held by the  Reporting
         Person; and 190,476 shares of Common Stock issuable upon conversion of 35,000 shares of Series C-2 Convertible Preferred Stock, par value $0.10 (the "Series C-2 Preferred"), issuable upon conversion of a 6.25% Convertible Note Due 2005 in the principal amount of $1.0 million (the "2000 Note") held by the Reporting Person.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, that there are outstanding (i) 6,151,482 shares of Common Stock as of 5/31/00 and (ii) 190,476 shares of Common Stock issuable upon conversion of the Series C-2 Preferred held by the Reporting Person.

================================================================================

         This Amendment No. 2 to Schedule 13D amends and supplements the Statement on Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on or about June 7, 1999, as amended and restated by Amendment No. 1 filed with the SEC on or about October 4, 1999, by Actel Corporation ("Actel").

ITEM 1.   SECURITY AND ISSUER
          Common Stock, $0.10 par value ("Common Stock")
          GateField  Corporation ("Issuer")
          47100  Bayside  Parkway
          Fremont, California 94538

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On May 25, 1999, Issuer issued and sold to Actel a convertible promissory note in the principal amount of $8.0 million (the "1999 Note"). The 1999 Note accrued interest at the rate of 5.22% per annum, had a five-year term, and was secured by a lien against all the assets of Issuer. Interest under the 1999 Note was payable quarterly from the date of issuance. The 1999 Note was convertible at Actel's election into 420,000 shares of Issuer Series C-1
Convertible Preferred Stock (the "Series C-1 Preferred"), which was in turn convertible into 1,230,769 shares of Issuer Common Stock, equating to a price of $6.50 per share of Common Stock. Under the terms of the Security Agreement dated May 25, 1999, pursuant to which the 1999 Note was secured, Issuer could request Actel to make an additional loan to Issuer on the same terms and conditions as the 1999 Note and, if Actel declined to make such additional loan, Actel agreed to execute a subordination agreement in favor of any third party lender for a loan of up to $4.0 million in aggregate principal amount.

         On May 23, 2000, Issuer requested Actel to make an additional loan of $4.0 million to Issuer on the same terms as the 1999 Note. On May 24, 2000, Actel informed Issuer that Actel was unwilling to make an additional loan on the terms requested. On May 25, 2000, Issuer and Actel agreed that Actel would make a loan to Issuer on the same terms as the 1999 Note, except that such new loan would be convertible into Issuer's Common Stock at an effective rate of $5.25 (rather than $6.50) per share. Issuer accepted Actel's offer and, on May 31, 2000, Issuer and Actel entered into a new security agreement granting Actel a lien against all of Issuer's assets, Issuer executed and delivered the 2000 Note, and Actel loaned $1.0 million to Issuer. The 2000 Note is convertible at Actel's election into 35,000 shares of Issuer Series C-2 Preferred, which is in turn convertible into 190,476 shares of Issuer Common Stock.

         The source of the funds used by Actel to purchase the 2000 Note was Working Capital. As used herein, the term "Working Capital" includes paid-in capital and accumulated earnings and other income. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading, or voting the 2000 Note, the Series C-2 Preferred into which the 2000 Note is convertible, or the Common Stock into which the Series C-2 Preferred is convertible.

4.       PURPOSE OF TRANSACTION.

         On May 11, 2000, Issuer and Actel announced the singing of a letter of intent to merge. The press release stated, among other things, that Actel would pay cash consideration in the merger of $5.25 per share of Issuer Common Stock not already owned by Actel (approximately 4.5 million shares); that Actel would assume all outstanding Issuer stock options; and that the merger was subject to several conditions, including execution by the parties of a definitive agreement and approval by Issuer's stockholders at a special meeting.

         On May 24, 2000, Issuer, Actel, Idanta Partners, Ltd ("Idanta"), and GateField Acquisition Corporation ("Merger Sub") entered into an Agreement and Plan of Merger. Merger Sub is a wholly-owned subsidiary of Actel that was incorporated solely for the purpose of consummating the proposed merger with Issuer (the "Merger"). Immediately following the execution and delivery of such agreement, Idanta converted its shares of Issuer Series B Convertible Preferred Stock into Issuer Common Stock, and Actel converted its 1999 Note into shares of Series C-1 Preferred and converted its shares of Issuer Series C Convertible Preferred Stock (the "Series C Preferred") and Series C-1 Preferred into Issuer Common Stock.

         On May 31, 2000, Issuer, Actel, Idanta, and Merger Sub entered into an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement"). Under the Merger Agreement, Idanta and Actel are required to vote all of their shares of Issuer Common Stock for approval of the Merger, which in the aggregate amount to approximately 34.6% of the shares of Issuer Common Stock outstanding.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) Actel beneficially owns 1,812,774 shares of Issuer Common Stock (representing 28.6% of the outstanding shares of such class of securities), which includes 190,476 shares of Common Stock issuable upon conversion of the Series C-2 Preferred issuable upon conversion of the 2000 Note. To the knowledge of Actel, none of the directors or officers of Actel beneficially own any shares of Issuer Common Stock.

(b) Actel has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 1,812,774 shares of Issuer Common Stock benefically owned by Actel.

(c) On August 14, 1998, Actel acquired 300,000 shares of Series C Preferred, which were convertible at Actel's option into 200,000 shares of Issuer Common Stock, for $3.0 million or $15.00 per share of Common Stock. On May 24, 2000, Actel converted its shares of Series C Preferred into Issuer Common Stock, as required by the Merger Agreement.

         On May 24, 2000, Actel also converted the 1999 Note into 420,000 shares of Series C-1 Preferred, and converted its shares of Series C-1 Preferred into 1,230,769 shares of Issuer Common Stock, as required by the Merger Agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Under the Merger Agreement, Idanta and Actel are required to vote all of their shares of Issuer Common Stock for approval of the Merger, which in the aggregate amount to approximately 34.6% of the shares of Issuer Common Stock outstanding.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Letter of Intent between Actel Corporation and GateField Corporation dated May 11, 2000 (filed as Exhibit 10.1 to GateField Corporation's Quarterly Report on Form 10-Q (File No. 0-13244) on May 15, 2000, and incorporated herein by this reference).

         2. Amended And Restated Agreement and Plan of Merger by and among Actel Corporation, GateField Acquisition Corporation, and GateField Corporation dated as of May 31, 2000 (filed as Annex I to GateField Corporation's Definitive Proxy Statement on
                  Schedule 14A (File No. 0-13244) on June 9, 2000, and incorporated herein by this reference).


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:    June 14, 2000

                                            ACTEL CORPORATION


                                            By: /s/ David L. Van De Hey
                                                -----------------------
                                                David L. Van De Hey
                                           Vice President & General Counsel